CM 2/11

BB 2/11 8-593



03052263

UNI[TED STATES]
SECURITIES AND [EXCHANGE] COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 19 2003
DIVISION OF MARKET REGULATION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~02948~~

PROCESSING SECTION
RECEIVED
NOV 19 2003
187

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-02 AND ENDING 9-30-03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Olmsted & Mulhall, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 West Crosstown Parkway
(No. and Street)

Kalamazoo MICHIGAN
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Leo A. Swiat (269) 342-0111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flegal & Tibbitts CPAs
(Name – *if individual, state last, first, middle name*)

5930 Lovers Lane, Second FLoor Portage Michigan 49002
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 2/11

OATH OR AFFIRMATION

I, Leo A. Swiat, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Olmsted & Mulhall, Inc., as of September 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

KATHLEEN S. HOWARD
Notary Public, Kalamazoo County, MI
My Commission Expires Mar. 12, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OLMSTED & MULHALL, INC.

AUDIT REPORT

SEPTEMBER 30, 2003

Flegal & Tibbitts

Certified Public Accountants

Mary K. Flegal, CPA
Jana L. Tibbitts, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Olmsted & Mulhall, Inc.
Kalamazoo, Michigan

We have audited the accompanying balance sheet of Olmsted & Mulhall, Inc. (a corporation) as of September 30, 2003, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United State of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Olmsted & Mulhall, Inc. as of September 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental information contained on pages 9 through 12 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



FLEGAL & TIBBITTS

October 16, 2003

The Waters Edge, Second Floor
5930 Lovers Lane
Portage, Michigan 49002
Phone (269) 383-1900

202 Trowbridge Street
Allegan, Michigan 49010
Phone (269) 673-2222

OLMSTED & MULHALL, INC.
BALANCE SHEET
SEPTEMBER 30, 2003

ASSETS

CURRENT ASSETS		
Cash		$ 318,343
Other securities		53,372
Accounts receivable		8,263
Prepaid insurance		1,319
Prepaid federal income taxes		3,300
TOTAL CURRENT ASSETS		$ 384,597
PROPERTY AND EQUIPMENT		
Land and building	$ 78,285	
Furniture	58,938	
	$ 137,223	
Less allowance for depreciation	128,550	
		8,673
OTHER ASSETS		
Deferred income tax benefits		1,492
TOTAL ASSETS		$ 394,762

LIABILITIES AND EQUITY

CURRENT LIABILITIES		
Accounts payable		$ 9,787
Commissions and payroll taxes		19,050
Taxes other than income taxes		2,170
TOTAL CURRENT LIABILITIES		$ 31,007
STOCKHOLDERS' EQUITY		
Common stock - $10 par value		
Authorized - 5,000 shares		
Issued and outstanding - 250 shares	$ 2,500	
Paid in capital	25	
Retained earnings unappropriated	361,230	363,755
TOTAL LIABILITIES AND EQUITY		$ 394,762

See accompanying notes

OLMSTED & MULHALL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2003

REVENUE				
Commissions on listed equity securities - on exchange			$	91,324
Commissions on listed equity securities - over the counter				7,315
Rule 12(b)-1 compensation				279,463
Sale of investment company shares				161,448
Interest and dividends				4,075
			$	543,625
EXPENSES				
Registered representatives' compensation	$	326,137		
Clerical and administrative expenses		57,400		
Communications		6,679		
Occupancy and equipment costs		18,587		
Promotional costs		75		
Regulatory fees and expenses		9,646		
Other expenses		137,611		556,135
INCOME BEFORE INCOME TAX			$	(12,510)
FEDERAL INCOME TAXES				(2,040)
NET LOSS			$	(10,470)

See accompanying notes

OLMSTED & MULHALL, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2003

		COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDERS EQUITY
BALANCE - OCTOBER 1, 2002	$	2,500	25	371,700	374,225
NET LOSS				(10,470)	(10,470)
BALANCE - SEPTEMBER 30, 2003	$	2,500	25	361,230	363,755

See accompanying notes

OLMSTED & MULHALL, INC.
STATEMENT OF CHANGES IN CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2003

INCREASE (DECREASE) IN CASH		
From Operations:		
Net loss	$	(10,470)
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation		2,726
	$	(7,744)
From changes in assets and liabilities		
Decrease (increase) in:		
Other securities		50,234
Accounts receivable		3,885
Prepaid federal income taxes		(3,300)
Increase (decrease) in:		
Accounts payable		(1,400)
Commissions and payroll taxes		442
Taxes other than income taxes		(420)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$	41,697
From investing and other activities:		
Purchase of fixed assets		(2,146)
INCREASE IN CASH	$	39,551
CASH - October 1, 2002		278,792
CASH - SEPTEMBER 30, 2003	$	318,343

SUPPLEMENTAL DISCLOSURE
Operating activities reflect income taxes paid of $1,260

See accompanying notes

OLMSTED & MULHALL, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2003

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Olmsted & Mulhall, Inc. is a full service stock brokerage firm.

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting.

For the purpose of the Statement of Cash Flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Fixed assets are recorded at cost less accumulated depreciation which is computed principally by the declining balance method.

The Company expenses advertising costs as they are incurred. The Company's advertising costs for the year ended September 30, 2003 were $75.

INCOME TAXES

Olmsted & Mulhall, Inc. has adopted FASB Statement No. 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. It should also be noted that the tax returns are prepared on a calendar year and audited financial statements are presented on a fiscal year ending September 30, 2003.

The provision for federal income taxes at September 30, 2003 consists of the following:

Federal Income Taxes per the tax return filed for the calendar year 2002	$ 4,260
Less provision for federal income taxes through September 30, 2002	(6,300)
Federal Income Taxes for the balance of 2002	$ (2,040)
Provision for federal income taxes through September 30, 2003	0
Federal Income Taxes	$ (2,040)

RETIREMENT PLAN

The Company sponsors a SIMPLE (Savings Incentive Match Plan for Employees of Small Employers) retirement plan for all employees. For each calendar year, the company will contribute a matching contribution to each eligible employee's SIMPLE IRA equal to the employee's salary reduction contributions up to a limit of 3% of the employee's compensation for the calendar year. The company's contributions for the year ended September 30, 2003 were $11,484.

CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash balances in several financial institutions located in Michigan. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At September 30, 2003, the Company's uninsured cash balances totaled $235,337.

OLMSTED & MULHALL, INC.

SUPPLEMENTAL INFORMATION

SEPTEMBER 30, 2003

OLMSTED & MULHALL, INC.
COMPUTATION OF NET CAPITAL PURSUANT
TO RULE 15C3-1
SEPTEMBER 30, 2003

COMPUTATION OF AGGREGATE INDEBTEDNESS				
Total liabilities per balance sheet			$	31,007
COMPUTATION OF NET CAPITAL				
Stockholder's equity per balance sheet			$	363,755
Less:				
Net book value of property and equipment and other assets	$	10,550		
Market value\haircuts\firm investments		4,300		14,850
ADJUSTED NET CAPITAL			$	348,905
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL				0.09
COMPUTATION OF BASIC NET CAPITAL				
Minimum net capital required			$	2,067
Minimum net dollar required			$	100,000
Excess net capital				
Net capital			$	348,905
Net capital required				100,000
EXCESS NET CAPITAL			$	248,905
Excess net capital at 1000%				
Net capital			$	348,905
10% of total aggregate indebtedness				3,101
EXCESS NET CAPITAL AT 1000%			$	345,804

OLMSTED & MULHALL, INC.
SEPTEMBER 30, 2003

STATEMENT IN REGARD TO RULE X17A-5(d)(4)

We have computed the Net capital required under Rule 15c3-1 and the Reserve Requirement under Rule 15c-3-3 (which an exemption is claimed) with the unaudited report filed by the firm for September 30, 2003. Following is a reconciliation of net capital.

NET CAPITAL PER UNAUDITED - Focus Report - Part 11A September 30, 2003			$	337,704
ADD AUDIT ADJUSTMENTS FOR THE FOLLOWING ITEMS:				
Prepaid Insurance	$	1,319		
Prepaid Federal Income Taxes		3,300		
Reduce Payroll Taxes Payable		179		
Reduce Commission Payable		9,600		
Additional Revenue		284		
				14,682
LESS AUDIT ADJUSTMENTS FOR THE FOLLOWING ITEMS:				
Reduce Accounts Receivable	$	176		
Additional Accounts Payable		1,135		
Accrual for Michigan Single Business Tax		1,000		
Accrual for Property Tax		1,170		
				3,481
NET CAPITAL PER AUDIT - September 30, 2003			$	348,905

OLMSTED & MULHALL, INC.
RULE 15c3-3
SEPTEMBER 30, 2003

COMPUTATION OF RESERVE REQUIREMENT

An exemption for rule 15c3-3 is claimed since all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing firm is U.S. Clearing, the clearing firm's SEC number is 8-25352 and the product code is G for general securities.

OLMSTED & MULHALL, INC.
RULE 15c3-1
SEPTEMBER 30, 2003

POSSESSION OR CONTROL REQUIREMENTS

Olmsted & Mulhall, Inc. has met the requirements of the possession or control requirements.

The firm has not failed to deliver within 5 business days nor have any failed to receive within 30 days. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing firm is U.S. Clearing, the clearing firm's SEC number is 8-25352 and the product code is G for general securities.

Flegal & Tibbitts

Certified Public Accountants

Mary K. Flegal, CPA
Jana L. Tibbitts, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Olmsted & Mulhall, Inc.

In planning and performing our audit of the financial statements of Olmsted & Mulhall, Inc. for the year ended September 30, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to the customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5g lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level, the risk that errors or irregularities in amounts that would be material, in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

The Waters Edge, Second Floor
5930 Lovers Lane
Portage, Michigan 49002
Phone (269) 383-1900

202 Trowbridge Street
Allegan, Michigan 49010
Phone (269) 673-2222

We understand that practices and procedures that accomplish the objectives, referred to in the second paragraph of this report, are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers Inc. and other regulatory agencies which rely on Rule 17a-5g under the Securities Exchange Act of 1934 and should not be used for any other purpose.



FLEGAL & TIBBITTS

October 16, 2003